Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2019 and September 30, 2018

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME/(LOSS)
(Stated in thousands of U.S. dollars except shares and per share data)
(unaudited)

	Notes	Three Months Ended September 30,		Nine Months Ended September 30,
		2019	2018	2019	2018

Revenue	12	$69,504	$67,738	$198,676	$215,678
Cost of sales excluding depreciation and amortization	13	46,798	48,873	137,108	166,164
Depreciation and amortization		6,979	8,659	20,590	26,115
Mine operating margin		15,727	10,206	40,978	23,399

Other expenses/(income)
Exploration expense		862	501	2,507	1,967
General and administrative		5,491	6,166	19,101	14,184
Finance expense, net	15	3,911	4,086	11,060	14,260
Other expense/(income)		86	(1,105)	545	(2,148)
(Gain)/loss on fair value of financial instruments, net	4	(4,793)	629	(1,344)	(3,512)
Income/(loss) before tax		10,170	(71)	9,109	(1,352)
Income tax expense	16	5,244	4,151	17,724	10,825
Net income/(loss) and comprehensive income/(loss)		$4,926	$(4,222)	$(8,615)	$(12,177)
Net loss attributable to non-controlling interest		(1,034)	(1,044)	(3,615)	(3,372)
Net income/(loss) attributable to Golden Star shareholders		$5,960	$(3,178)	$(5,000)	$(8,805)

Net income/(loss) per share attributable to Golden Star shareholders
Basic	17	$0.05	$(0.04)	$(0.05)	$(0.12)
Diluted	17	$0.02	$(0.04)	$(0.05)	$(0.12)
Weighted average shares outstanding-basic (millions)		109.1	76.2	108.9	76.2
Weighted average shares outstanding-diluted (millions)		123.3	76.2	108.9	76.2
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(unaudited)

		As of	As of
	Notes	September 30, 2019	December 31, 2018

ASSETS
CURRENT ASSETS
Cash and cash equivalents		$56,812	$96,507
Accounts receivable		5,681	3,213
Inventories	5	37,274	35,196
Prepaids and other		4,873	5,291
Total Current Assets		104,640	140,207
RESTRICTED CASH		6,545	6,545
MINING INTERESTS	6	298,008	270,640
DEFERRED TAX ASSETS		—	595
Total Assets		$409,193	$417,987

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	7	$80,895	$78,484
Current portion of rehabilitation provisions	8	9,340	7,665
Current portion of deferred revenue	9	12,351	14,316
Current portion of long term debt	10	27,929	27,482
Current income tax liabilities	16	2,235	—
Other liability	14	—	6,410
Total Current Liabilities		132,750	134,357
REHABILITATION PROVISIONS	8	56,453	58,560
DEFERRED REVENUE	9	101,314	105,632
LONG TERM DEBT	10	67,447	73,224
DERIVATIVE LIABILITY	4	3,138	4,177
DEFERRED TAX LIABILITY	16	11,255	—
Total Liabilities		372,357	375,950

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding		—	—
Common shares, without par value, unlimited shares authorized		909,846	908,035
CONTRIBUTED SURPLUS		38,923	37,258
DEFICIT		(836,345)	(831,283)
Shareholders' equity attributable to Golden Star shareholders		112,424	114,010
NON-CONTROLLING INTEREST		(75,588)	(71,973)
Total Equity		36,836	42,037
Total Liabilities and Shareholders' Equity		$409,193	$417,987
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Signed on behalf of the Board,

"Timothy C. Baker"                            "Robert E. Doyle"
Timothy C. Baker, Director                        Robert E. Doyle, Director

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Notes	2019	2018	2019	2018

OPERATING ACTIVITIES:
Net income/(loss)		$4,926	$(4,222)	$(8,615)	$(12,177)
Reconciliation of net income/(loss) to net cash provided by operating activities:
Depreciation and amortization		7,112	8,669	20,987	26,142
Share-based compensation	14	614	2,164	2,618	2,746
Income tax expense	16	5,244	4,151	17,724	10,825
(Gain)/loss on fair value of 7% Convertible Debentures embedded derivative	4	(4,489)	629	(1,040)	(3,512)
Recognition of deferred revenue	9	(2,645)	(4,154)	(9,498)	(11,352)
Reclamation expenditures	8	(958)	(943)	(2,328)	(4,220)
Other	20	2,094	1,653	7,549	10,581
Changes in working capital	20	(3,761)	2,824	(17,667)	(1,912)
Net cash provided by operating activities		8,137	10,771	9,730	17,121
INVESTING ACTIVITIES:
Additions to mining properties		—	(85)	(288)	(467)
Additions to plant and equipment		(98)	—	(98)	(245)
Additions to construction in progress		(16,852)	(9,699)	(46,699)	(28,941)
Proceeds from asset disposal		—	38	—	38
Change in accounts payable and deposits on mine equipment and material		1,598	(426)	4,805	(1,236)
Increase in restricted cash		—	—	—	(6)
Net cash used in investing activities		(15,352)	(10,172)	(42,280)	(30,857)
FINANCING ACTIVITIES:
Principal payments on debt	10	(2,661)	(4,112)	(8,264)	(10,730)
Proceeds from debt agreements		—	—	—	35,000
Royal Gold loan repayment		—	—	—	(20,000)
Exercise of options		534	—	1,119	38
Net cash (used in)/provided by financing activities		(2,127)	(4,112)	(7,145)	4,308
Decrease in cash and cash equivalents		(9,342)	(3,513)	(39,695)	(9,428)
Cash and cash equivalents, beginning of period		66,154	21,872	96,507	27,787
Cash and cash equivalents, end of period		$56,812	$18,359	$56,812	$18,359
See Note 20 for supplemental cash flow information.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars except share data)
(unaudited)

	Number of Common Shares	Share Capital	Contributed Surplus	Deficit	Non-Controlling Interest	Total Shareholders' Equity
Balance at December 31, 2017	76,116,215	$783,167	$35,284	$(794,180)	$(66,025)	$(41,754)
Impact of adopting IFRS 15 on January 1, 2018	—	—	—	(18,980)	—	(18,980)
Balance at January 1, 2018 (restated)	76,116,215	783,167	35,284	(813,160)	(66,025)	(60,734)
Shares issued under DSUs	36,196	20	(165)	—	—	(145)
Shares issued under options	12,500	43	(5)	—	—	38
Options granted net of forfeitures	—	—	1,017	—	—	1,017
Deferred share units granted	—	—	419	—	—	419
Performance and restricted share units granted	—	—	273	—	—	273
Net loss	—	—	—	(8,805)	(3,372)	(12,177)
Balance at September 30, 2018	76,164,911	$783,230	$36,823	$(821,965)	$(69,397)	$(71,309)

Balance at December 31, 2018	108,819,009	$908,035	$37,258	$(831,283)	$(71,973)	$42,037
Impact of adopting IFRS 16 on January 1, 2019 (see Note 3)	—	—	—	(62)	—	(62)
Balance at January 1, 2019 (restated)	108,819,009	908,035	37,258	(831,345)	(71,973)	41,975
Shares issued under options	359,772	1,811	(692)	—	—	1,119
Options granted net of forfeitures	—	—	1,639	—	—	1,639
Deferred share units granted	—	—	563	—	—	563
Performance and restricted share units granted	—	—	461	—	—	461
PRSU settlement, net of tax	65,839	—	(306)	—	—	(306)
Net loss	—	—	—	(5,000)	(3,615)	(8,615)
Balance at September 30, 2019	109,244,620	$909,846	$38,923	$(836,345)	$(75,588)	$36,836

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018
(All currency amounts in tables are in thousands of U.S. dollars unless noted otherwise)
(unaudited)
1. NATURE OF OPERATIONS
Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is a Canadian federally-incorporated, international gold mining and exploration company headquartered in Toronto, Canada. The Company's shares are listed on the Toronto Stock Exchange under the symbol GSC, the NYSE American (formerly NYSE MKT) under the symbol GSS and the Ghana Stock Exchange under the symbol GSR. The Company's registered office is located at 150 King Street West, Suite 1200, Toronto, Ontario, M5H 1J9, Canada.
Through our 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa open-pit gold mine, the Wassa underground mine and a carbon-in-leach processing plant (collectively, "Wassa"), located northeast of the town of Tarkwa, Ghana. Through our 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, we own and operate the Bogoso gold mining and processing operations, the Prestea open-pit mining operations and the Prestea underground mine ("Prestea") located near the town of Prestea, Ghana. We hold and manage interests in several gold exploration projects in Ghana and in Brazil.
2. BASIS OF PRESENTATION
Statement of compliance
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") including International Accounting Standards ("IAS") 34 Interim financial reporting. These condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2018, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies and methods of application adopted are consistent with those disclosed in Note 3 of the Company's consolidated financial statements for the year ended December 31, 2018, except for the changes in accounting policies described below.
These condensed interim consolidated financial statements were approved by the Audit Committee of the Company on October 30, 2019.
Basis of presentation
These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the Company using consistent accounting policies for all periods presented, except for the changes in accounting policies described in Note 3 below. All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.
These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of all liabilities in the normal course of business.
The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which are measured at fair value through profit or loss.
3. CHANGES IN ACCOUNTING POLICIES
New Accounting Standards Effective 2019
The Company has adopted the following new and revised standards, effective January 1, 2019. These changes were made in accordance with the applicable transitional provisions.
IFRS 16 Leases specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 was issued in January 2016 and applies to annual reporting periods beginning on or after January 1, 2019.

On January 1, 2019, the Company adopted the requirements of IFRS 16 Leases. As a result, the Company updated its accounting policy for leases to align with the requirements of IFRS 16. The Company elected to use the modified retrospective approach to initially adopt IFRS 16 which resulted in recognizing the cumulative effect of prior period amounts as an adjustment to the opening balance sheet through opening deficit on January 1, 2019.
Under IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 7.5%.
The associated right-of-use assets for property leases were measured on a retrospective basis as if the new rules had always been applied. The change in accounting policy affected the following items in the balance sheet on January 1, 2019:

•	Mining interests (plant and equipment) - increase of $0.7 million

•	Long term debt (finance leases) - increase of $0.5 million
The net impact on retained earnings on January 1, 2019 was a decrease of $0.1 million
IFRIC 23 Uncertainty over income tax treatments clarifies how the recognition and measurement requirements of IAS 12, Income Taxes, are applied where there is uncertainty over income tax treatments effective for years beginning on or after January 1, 2019. There was no accounting impact to the financial statements on adoption of this standard.
4. FINANCIAL INSTRUMENTS
The following tables illustrate the classification of the Company's recurring fair value measurements for financial instruments within the fair value hierarchy and their carrying values and fair values as at September 30, 2019 and December 31, 2018:

		September 30, 2019		December 31, 2018
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial Liabilities
Fair value through profit or loss
7% Convertible Debentures embedded derivative	3	3,138	3,138	4,177	4,177
Financial Assets
Non-hedge derivative contracts	2	304	304	—	—
There were no non-recurring fair value measurements of financial instruments as at September 30, 2019.
The three levels of the fair value hierarchy are:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data.
The Company's policy is to recognize transfers into and transfers out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the nine months ended September 30, 2019, there were no transfers between the levels of the fair value hierarchy.
(Gain)/loss on fair value of financial instruments in the Statements of Operations and Comprehensive Income/(Loss) consists of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
(Gain)/loss on fair value of 7% Convertible Debentures embedded derivative	$(4,488)	$629	$(1,039)	$(3,512)
Unrealized gain on non-hedge derivative contracts	(304)	—	(304)	—
	$(4,792)	$629	$(1,343)	$(3,512)

The valuation technique that is used to measure fair value is as follows:
7% Convertible Debentures embedded derivative
The debt component of the 7% Convertible Debentures is recorded at amortized cost using the effective interest rate method, and the conversion feature is classified as an embedded derivative measured at fair value through profit or loss.
The embedded derivative was valued at September 30, 2019 and December 31, 2018 using a convertible note valuation model. The significant inputs used in the convertible note valuation are as follows:

	September 30, 2019	December 31, 2018
Embedded derivative
Risk premium	8.5%	5.0%
Borrowing costs	7.5%	10.0%
Expected volatility	45.0%	45.0%
Remaining life (years)	1.9	2.6
The following table presents the changes in the 7% Convertible Debentures embedded derivative for the nine months ended September 30, 2019:

Fair value
Balance at December 31, 2018	$4,177
Gain on fair value of 7% Convertible Debentures embedded derivative	(1,039)
Balance at September 30, 2019	$3,138
If the risk premium increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would decrease and the related gain in the Statement of Operations would increase by $0.1 million at September 30, 2019.
If the borrowing costs increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would decrease and the related gain in the Statement of Operations would increase by $0.1 million at September 30, 2019.
If the expected volatility increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would increase and the related gain in the Statement of Operations would decrease by $0.8 million at September 30, 2019.
Non-hedge derivative contracts
During the nine months ended September 30, 2019, the Company entered into costless collars consisting of puts and calls, on 50,000 ounces of gold with a floor price of $1,400 per ounce and a ceiling price of $1,750 per ounce with maturity dates ranging from October 2019 to September 2020.
The non-hedge accounted collar contracts are considered fair value through profit or loss financial instruments with fair value determined using pricing models that utilize a variety of observable inputs that are a combination of quoted prices, applicable yield curves and credit spreads. The non-hedge derivative contracts are included with Prepaids and Other on the Balance Sheet.
During the nine months ended September 30, 2019, the Company recognized an unrealized gain of $0.3 million on the non-hedge accounted collar contracts.
5. INVENTORIES
Inventories include the following components:

	As of	As of
	September 30, 2019	December 31, 2018
Stockpiled ore	$6,661	$6,613
In-process ore	2,880	4,188
Materials and supplies	26,815	23,659
Finished goods	918	736
Total	$37,274	$35,196

The cost of inventories expensed for the nine months ended September 30, 2019 and 2018 was $126.8 million and $154.9 million, respectively.
Net realizable value adjustments of $nil and $1.1 million were recorded for stockpiled ore in the three and nine months ended September 30, 2019, respectively (three and nine months ended September 30, 2018 - $0.4 million and $2.3 million, respectively).
6. MINING INTERESTS
The following table shows the breakdown of the cost, accumulated depreciation and net book value of plant and equipment, mining properties and construction in progress:

	Plant and equipment	Mining properties	Construction in progress	Total
Cost
Balance at December 31, 2018	$478,760	$930,230	$28,569	$1,437,559
Additions	859	288	46,699	47,846
Transfers	(1,192)	13,311	(12,119)	—
Change in rehabilitation provision estimate	—	623	—	623
Disposals and other	(621)	—	—	(621)
Balance at September 30, 2019	$477,806	$944,452	$63,149	$1,485,407

Accumulated depreciation
Balance at December 31, 2018	$432,799	$734,120	$—	$1,166,919
Depreciation and amortization	7,972	12,977	—	20,949
Disposals and other	(469)	—	—	(469)
Balance at September 30, 2019	$440,302	$747,097	$—	$1,187,399

Carrying amount
Balance at December 31, 2018	$45,961	$196,110	$28,569	$270,640
Balance at September 30, 2019	$37,504	$197,355	$63,149	$298,008
As at September 30, 2019, equipment under finance leases had net carrying amounts of $2.7 million (December 31, 2018 - $3.0 million). The total minimum lease payments are disclosed in Note 10 - Debt.
During the third quarter of 2019, the Company continued to undertake a review of the Prestea mining operations with a third party consultant to re-define the mine plan and operating activities. This plan is being further reviewed and should the review result in unfavourable financial outcomes for the operations the Company would consider this an indicator of impairment and will test for the cash generating units recoverable amount at that time. The recoverable amount would be most sensitive to changes in, amongst other things, discount rates, future production and sales volumes, metal prices, reserves and resource quantities, metal grades, future operating and capital costs and reclamation costs to the end of the mine’s life. The carrying value of the Prestea mine is $132.6 million as at September 30, 2019.

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of
	September 30, 2019	December 31, 2018
Trade and other payables	$44,110	$42,947
Accrued liabilities	26,427	25,522
Payroll related liabilities	10,358	10,015
Total	$80,895	$78,484

8. REHABILITATION PROVISIONS
At September 30, 2019, the total undiscounted amount of future cash needs for rehabilitation was estimated to be $70.4 million. A discount rate assumption of 2% and an inflation rate assumption of 2% were used to value the rehabilitation provisions. The changes in the carrying amount of the rehabilitation provisions are as follows:

	For the Nine Months Ended September 30, 2019	For the Year Ended December 31, 2018
Beginning balance	$66,225	$70,712
Accretion of rehabilitation provisions	546	691
Changes in estimates	1,350	138
Cost of reclamation work performed	(2,328)	(5,316)
Balance at the end of the period	$65,793	$66,225

Current portion	$9,340	$7,665
Long term portion	56,453	58,560
Total	$65,793	$66,225

9. DEFERRED REVENUE
The Company through its subsidiary Caystar Finance Co. completed a $145 million gold purchase and sale agreement (“Streaming Agreement”) with RGLD Gold AG ("RGLD"), a wholly-owned subsidiary of Royal Gold, Inc. Golden Star will deliver 10.5% of gold production from Wassa and Prestea at a cash purchase price of 20% of spot gold until 240,000 ounces have been delivered. Thereafter, 5.5% of gold production from Wassa and Prestea at a cash purchase price of 30% of spot gold price will be delivered. The Company has delivered a total of 93,934 ounces of gold to RGLD since the inception of the Streaming Agreement.
During the nine months ended September 30, 2019, the Company sold 15,472 ounces of gold to RGLD. Revenue recognized on the ounces sold to RGLD during the nine months ended September 30, 2019 consisted of $4.2 million of cash payment proceeds and $9.5 million of deferred revenue recognized in the period (see Note 12).

	Nine Months Ended September 30,	Year Ended December 31,
	2019	2018
Beginning balance	$119,948	$109,956
Impact of adopting IFRS 15 on January 1, 2018	—	18,980
Deferred revenue recognized	(9,498)	(13,738)
Interest on financing component of deferred revenue	3,215	4,750
Balance at the end of the period	$113,665	$119,948

Current portion	$12,351	$14,316
Long term portion	101,314	105,632
Total	$113,665	$119,948

10. DEBT
The following table displays the components of our current and long term debt instruments:

	As of	As of
	September 30, 2019	December 31, 2018
Current debt:
Finance leases	$1,049	$1,151
Ecobank Loan III	5,555	5,555
Ecobank Loan IV	4,000	4,000
Vendor agreement	17,325	16,776
Total current debt	$27,929	$27,482
Long term debt:
Finance leases	$39	$532
Ecobank Loan III	10,289	14,380
Ecobank Loan IV	10,750	13,700
7% Convertible Debentures	46,369	44,612
Total long term debt	$67,447	$73,224

Current portion	$27,929	$27,482
Long term portion	67,447	73,224
Total	$95,376	$100,706

7% Convertible Debentures
As at September 30, 2019, $51.5 million principal amount of 7% Convertible Debentures remains outstanding.
The changes in the carrying amount of the 7% Convertible Debentures are as follows:

	Nine Months Ended September 30, 2019	Year Ended December 31, 2018
Beginning balance	$44,612	$42,515
Accretion of 7% Convertible Debentures discount	1,757	2,097
Balance at the end of the period	$46,369	$44,612

Schedule of payments on outstanding debt as of September 30, 2019:

	Three months ending December 31, 2019	Year ending December 31, 2020	Year ending December 31, 2021	Year ending December 31, 2022	Year ending December 31, 2023	Maturity
Finance leases
Principal	$390	$698	$—	$—	$—	2020
Interest	18	12	—	—	—

Ecobank Loan III
Principal	1,389	5,555	5,555	3,611	—	2022
Interest	385	1,189	632	101	—

Ecobank Loan IV
Principal	1,000	4,000	4,000	4,000	2,000	2023
Interest	373	1,250	847	448	74

7% Convertible Debentures
Principal	—	—	51,498	—	—	2021
Interest	—	3,605	3,605	—	—

Vendor agreement
Principal	17,508	—	—	—	—	2019
Interest	937	—	—	—	—

Total principal	$20,287	$10,253	$61,053	$7,611	$2,000
Total interest	1,713	6,056	5,084	549	74
	$22,000	$16,309	$66,137	$8,160	$2,074
On October 17, 2019, the Company closed the $60 million senior secured credit facility with Macquarie Bank Limited (the "Credit Facility"). Golden Star has used the proceeds to repay the Ecobank Loan III, Ecobank Loan IV, and the long-term payable under the Vendor Agreement with Volta River Authority. The remaining balance is available for general corporate purposes (see Note 21).

11. COMMITMENTS AND CONTINGENCIES
The Company has capital commitments of $17.3 million, all of which are expected to be incurred within the next year.
Due to the nature of the Company’s operations, various legal matters from time to time arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the condensed interim consolidated financial statements of the Company.

12. REVENUE
Revenue includes the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Revenue - Streaming Agreement
Cash payment proceeds	$1,273	$1,592	$4,186	$4,897
Deferred revenue recognized	2,645	4,154	9,498	11,352
	3,918	5,746	13,684	16,249
Revenue - Spot sales	65,586	61,992	184,992	199,429
Total revenue	$69,504	$67,738	$198,676	$215,678
13. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales excluding depreciation and amortization include the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Mine operating expenses	$42,749	$43,400	$125,418	$133,002
Severance charges	13	6	337	4,976
Operating costs from/(to) metal inventory	361	1,559	(12)	12,108
Inventory net realizable value adjustment and write-off	—	445	1,051	4,785
Royalties	3,675	3,463	10,314	11,293
	$46,798	$48,873	$137,108	$166,164
14. SHARE-BASED COMPENSATION
Share-based compensation expenses recognized in general and administrative expense in the Statements of Operations and Comprehensive Loss, are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Share options	$376	$169	$1,639	$1,017
Deferred share units	166	144	563	419
Share appreciation rights	(61)	(59)	(45)	(359)
Performance share units	133	1,910	461	1,669
	$614	$2,164	$2,618	$2,746
Share options
The fair value of option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of options granted during the nine months ended September 30, 2019 and 2018 were based on the weighted average assumptions noted in the following table:

	Nine Months Ended September 30,
	2019	2018
Expected volatility	51.20%	72.16%
Risk-free interest rate	1.73%	2.38%
Expected lives	5.7 years	5.7 years
The weighted average fair value per option granted during the nine months ended September 30, 2019 was $2.54 CAD (nine months ended September 30, 2018 - $2.89 CAD). As at September 30, 2019, there was $0.8 million of share-based compensation expense (September 30, 2018 - $0.9 million) relating to the Company's share options to be recorded in future periods. For the nine months ended September 30, 2019, the Company recognized an expense of $1.6 million (nine months ended September 30, 2018 - $1.0 million).
A summary of option activity under the Company's Stock Option Plan during the nine months ended September 30, 2019 is as follows:

	Options ('000)	Weighted– Average Exercise price ($CAD)	Weighted– Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2018	3,498	5.28	6.3
Granted	806	5.21	9.5
Exercised	(360)	4.09	7.9
Forfeited	(33)	5.52	7.9
Expired	(55)	8.50	—
Outstanding as of September 30, 2019	3,856	5.33	4.9

Exercisable as of December 31, 2018	2,664	5.42	5.5
Exercisable as of September 30, 2019	3,263	5.36	4.1
As of September 30, 2019, there were 1,200,333 common shares available for grant under the Stock Option Plan (December 31, 2018 - 1,917,767).

Deferred share units ("DSUs")
For the nine months ended September 30, 2019, the DSUs that were granted vested immediately and a compensation expense of $0.6 million was recognized for these grants (nine months ended September 30, 2018 - $0.4 million). As of September 30, 2019, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.
A summary of DSU activity during the nine months ended September 30, 2019 and 2018:

	Nine Months Ended September 30,
	2019	2018
Number of DSUs, beginning of period ('000)	1,086	1,018
Granted	144	110
Exercised	—	(82)
Number of DSUs, end of period ('000)	1,230	1,046
Share appreciation rights ("SARs")
As of September 30, 2019, there was approximately $0.2 million of total unrecognized compensation cost related to unvested SARs (September 30, 2018 - $0.3 million). For the nine months ended September 30, 2019, the Company recognized $nil expense related to these cash settled awards (nine months ended September 30, 2018 - $0.4 million recovery).
A summary of the SARs activity during the nine months ended September 30, 2019 and 2018:

	Nine Months Ended September 30,
	2019	2018
Number of SARs, beginning of period ('000)	674	533
Granted	285	304
Exercised	(130)	(18)
Forfeited	(152)	(50)
Expired	(3)	—
Number of SARs, end of period ('000)	674	769

Performance share units ("PSUs")
The final PSU grant vested on December 31, 2018 and, as a result, the Company did not recognize a PSU expense in 2019. For the nine months ended September 30, 2018 the Company recognized a $1.4 million expense related to PSU's. The Company paid out the final amount owing of $6.4 million in April 2019 and as at September 30, 2019 there is no longer a PSU liability recognized on the Balance Sheet.
A summary of the PSU activity during the nine months ended September 30, 2019 and 2018:

	Nine Months Ended September 30,
	2019	2018
Number of PSUs, beginning of period ('000)	1,172	2,720
Settled	(1,172)	(1,548)
Number of PSUs, end of period ('000)	—	1,172
2017 Performance and restricted share units ("PRSUs")
PRSUs are accounted for as equity awards with a corresponding compensation expense recognized. For the nine months ended September 30, 2019, the Company recognized $0.5 million expense (nine months ended September 30, 2018 - $0.3 million).
A summary of the PRSU activity during the nine months ended September 30, 2019 and 2018:

	Nine Months Ended September 30,
	2019	2018
Number of PRSUs, beginning of period ('000)	791	338
Granted	561	479
Settled	(142)	—
Forfeited	(239)	—
Number of PRSUs, end of period ('000)	971	817

15. FINANCE EXPENSE, NET
Finance income and expense includes the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Interest income	$(280)	$(50)	$(1,201)	$(65)
Interest expense, net of capitalized interest	3,040	3,145	9,004	10,119
Interest on financing component of deferred revenue (see Note 9)	1,072	1,187	3,215	3,562
Net foreign exchange (gain)/loss	(102)	(369)	(504)	126
Accretion of rehabilitation provision	181	173	546	518
	$3,911	$4,086	$11,060	$14,260
On February 1, 2018, Prestea Underground mine achieved commercial production, therefore no capitalized interest was recorded since.
16. INCOME TAXES
Income tax expense is recognized based on management's estimate of the weighted average annual income tax rate expected for the full financial year. The provision for income taxes includes the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Current expense:
Canada	$—	$—	$—	$—
Foreign	4,519	—	5,874	—
Deferred tax expense:
Canada	—	—	—	—
Foreign	725	4,151	11,850	10,825
Tax expense	$5,244	$4,151	$17,724	$10,825
17. INCOME/(LOSS) PER COMMON SHARE
The following table provides a reconciliation between basic and diluted loss per common share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Net income/(loss) attributable to Golden Star shareholders	$5,960	$(3,178)	$(5,000)	$(8,805)
Adjustments:
Interest expense on 7% Convertible Debentures	909	—	—	—
Accretion of 7% Convertible Debentures discount	612	—	—	—
Gain on fair value of 7% Convertible Debentures embedded derivative	(4,488)	—	—	—
Diluted income/(loss)	$2,993	$(3,178)	$(5,000)	$(8,805)

Weighted average number of basic shares (millions)	109.1	76.2	108.9	76.2
Dilutive securities:
Options	0.6	—	—	—
Deferred share units	1.2	—	—	—
Performance and restricted share units	1.0	—	—	—
7% Convertible Debentures	11.4	—	—	—
Weighted average number of diluted shares (millions)	123.3	76.2	108.9	76.2

Income/(loss) per share attributable to Golden Star shareholders:
Basic	$0.05	$(0.04)	$(0.05)	$(0.12)
Diluted	$0.02	$(0.04)	$(0.05)	$(0.12)

18. RELATED PARTY TRANSACTIONS
There were no material related party transactions for the nine months ended September 30, 2019 and 2018 other than the items disclosed below.
Key management personnel
Key management personnel is defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are as follows, with such compensation made on terms equivalent to those prevailing in an arm's length transaction:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Salaries, wages, and other benefits	$1,411	$678	$4,952	$2,185
Bonuses	415	333	2,147	999
Share-based compensation	377	1,892	1,996	2,674
	$2,203	$2,903	$9,095	$5,858

19. SEGMENTED INFORMATION
Segmented revenue and results
The Company has reportable segments as identified by the individual mining operations. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative and qualitative factors.

Three Months Ended September 30,	Wassa	Prestea	Other	Corporate	Total
2019
Revenue	$48,384	$21,120	—	—	$69,504
Mine operating expenses	25,040	17,709	—	—	42,749
Severance charges	—	13	—	—	13
Operating costs (to)/from metal inventory	(246)	607	—	—	361
Royalties	2,579	1,096	—	—	3,675
Cost of sales excluding depreciation and amortization	27,373	19,425	—	—	46,798
Depreciation and amortization	3,879	3,100	—	—	6,979
Mine operating margin/(loss)	17,132	(1,405)	—	—	15,727
Income tax expense	5,244	—	—	—	5,244
Net income/(loss) attributable to non-controlling interest	973	(2,007)	—	—	(1,034)
Net income/(loss) attributable to Golden Star	$9,026	$(449)	$(1,180)	$(1,437)	$5,960

Capital expenditures	$13,768	$3,182	—	—	$16,950

2018
Revenue	$45,029	$22,709	$—	$—	$67,738
Mine operating expenses	21,694	21,706	—	—	43,400
Severance charges	—	6	—	—	6
Operating costs from/(to) metal inventory	1,770	(211)	—	—	1,559
Inventory net realizable value adjustment and write-off	232	213	—	—	445
Royalties	2,309	1,154	—	—	3,463
Cost of sales excluding depreciation and amortization	26,005	22,868	—	—	48,873
Depreciation and amortization	5,284	3,375	—	—	8,659
Mine operating margin/(loss)	13,740	(3,534)	—	—	10,206
Income tax expense	4,151	—	—	—	4,151
Net income/(loss) attributable to non-controlling interest	770	(1,814)	—	—	(1,044)
Net income/(loss) attributable to Golden Star	$7,785	$(1,951)	$(1,564)	$(7,448)	$(3,178)

Capital expenditures	$7,033	$2,751	$—	$—	$9,784

Nine Months Ended September 30,	Wassa	Prestea	Other	Corporate	Total
2019
Revenue	$150,269	$48,407	—	—	$198,676
Mine operating expenses	72,540	52,878	—	—	125,418
Severance charges	225	112	—	—	337
Operating costs from/(to) metal inventory	713	(725)	—	—	(12)
Inventory net realizable value adjustment and write-off	—	1,051	—	—	1,051
Royalties	7,817	2,497	—	—	10,314
Cost of sales excluding depreciation and amortization	81,295	55,813	—	—	137,108
Depreciation and amortization	12,477	8,113	—	—	20,590
Mine operating margin/(loss)	56,497	(15,519)	—	—	40,978
Income tax expense	17,724	—	—	—	17,724
Net income/(loss) attributable to non-controlling interest	3,292	(6,907)	—	—	(3,615)
Net income/(loss) attributable to Golden Star	$29,885	$(11,562)	$(3,927)	$(19,396)	$(5,000)

Capital expenditures	$38,456	$8,629	—	—	$47,085

2018
Revenue	$138,969	$76,709	$—	$—	$215,678
Mine operating expenses	64,872	68,130	—	—	133,002
Severance charges	4,970	6	—	—	4,976
Operating costs from metal inventory	6,395	5,713	—	—	12,108
Inventory net realizable value adjustment and write-off	3,335	1,450	—	—	4,785
Royalties	7,192	4,101	—	—	11,293
Cost of sales excluding depreciation and amortization	86,764	79,400	—	—	166,164
Depreciation and amortization	16,473	9,642	—	—	26,115
Mine operating margin/(loss)	35,732	(12,333)	—	—	23,399
Income tax expense	10,825	—	—	—	10,825
Net income/(loss) attributable to non-controlling interest	2,010	(5,382)	—	—	(3,372)
Net income/(loss) attributable to Golden Star	$19,373	$(8,401)	$(6,836)	$(12,941)	$(8,805)

Capital expenditures	$21,522	$10,032	$—	$—	$31,554
Segmented Assets
The following table presents the segmented assets:

	Wassa	Prestea	Other	Corporate	Total
September 30, 2019
Total assets	$213,908	$151,328	$1,943	$42,014	$409,193

December 31, 2018
Total assets	$181,446	$147,815	$898	$87,828	$417,987
Information about major customers
Currently, approximately 90% of our gold production is sold through a South African gold refinery. Except for the sales to RGLD as part of the Streaming Agreement, the refinery arranges for the sale of gold on the day it is shipped from the mine sites and we receive payment for gold sold two working days after the gold leaves the mine site. The global gold market is competitive with numerous banks and refineries willing to buy gold on short notice. Therefore, we believe that the loss of our current customer would not materially delay or disrupt revenue.

20. SUPPLEMENTAL CASH FLOW INFORMATION
During the three and nine months ended September 30, 2019, the Company paid interest of $2.6 million and $6.4 million, respectively (three and nine months ended September 30, 2018 - $2.9 million and $6.8 million, respectively). During the three and nine months ended September 30, 2019, the Company paid income taxes of $nil and $3.6 million, respectively (three and nine months ended September 30, 2018 - $nil).
Changes in working capital for the nine months ended September 30, 2019 and 2018 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
(Increase)/decrease in accounts receivable	$(354)	$1,101	$(2,468)	$57
(Increase)/decrease in inventories	(380)	(28)	(3,167)	7,676
(Increase)/decrease in prepaids and other	(428)	(240)	(296)	261
(Decrease)/increase in accounts payable and accrued liabilities	(2,599)	1,991	(1,687)	(9,906)
Decrease in current income tax liabilities	—	—	(3,639)	—
Decrease in other liability (see Note 14)	—	—	(6,410)	—
Total changes in working capital	$(3,761)	$2,824	$(17,667)	$(1,912)
Other includes the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Loss/(gain) on disposal of assets	$152	$(525)	$152	$(305)
Inventory net realizable value adjustment and write-off	—	445	1,051	4,785
Loss/(gain) on fair value of marketable securities	13	(4)	18	155
Accretion of vendor agreement	183	183	549	549
Accretion of rehabilitation provisions (see Note 8)	181	173	546	518
Amortization of financing fees	41	42	125	1,280
Accretion of 7% Convertible Debentures discount	611	536	1,757	1,542
Interest on lease obligation (see Note 3)	5	—	19	—
Loss/(gain) on change in rehabilitation provisions	140	(384)	727	(1,505)
Interest on financing component of deferred revenue (see Note 9)	1,072	1,187	3,215	3,562
Unrealized gain on non-hedge derivative contracts	(304)	—	(304)	—
PRSU settlement	—	—	(306)	—
	$2,094	$1,653	$7,549	$10,581
Non-cash changes of liabilities arising from financing activities
During the three and nine months ended September 30, 2019 and 2018, the non-cash change related to the changes in liabilities arising from financing activities is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Accretion of debt	$835	$761	$2,431	$3,371
21. SUBSEQUENT EVENT
On October 17, 2019, the Company closed the $60 million senior secured credit facility with Macquarie Bank Limited (the "Credit Facility"). The Credit Facility is repayable $5 million quarterly, commencing on June 30, 2020. The final maturity date is March 31, 2023. The interest rate is 4.5% plus the applicable USD LIBOR rate. The Credit Facility is subject to normal course financial covenants including a Debt Service Coverage Ratio of greater than 1.20:1 and a Net Debt to EBITDA ratio of less than 3.00:1.
Golden Star has used the proceeds to repay the Ecobank Loan III, Ecobank Loan IV, and the long-term payable under the Vendor Agreement with Volta River Authority. The remaining balance is available for general corporate purposes.